VIA EDGAR CORRESPONDENCE AND
                                                        DELIVERED MAIL STOP 5546

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Chief Accountant
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Attention: Mr. Stephen Jacobs

Dear Sirs/Mesdames:

   OMNICITY CORP. - REQUEST FOR WAIVER OF AUDIT REQUIREMENTS ASSOCIATED WITH
                    BUSINESS ACQUISITIONS - FILE NO. 000-52827

We are furnishing to the Commission herewith, via the EDGAR system, this Waiver of Audit Requirements Associated with the Company's Business Acquisitions in accordance with Rule 11-01(d) and Rules 8-04 and 8-05 of Regulation SX.

After reviewing Rule 11-01(d) of Regulation SX with the Staff of the SEC it was determined that the Company's Asset Purchase Agreements represented acquisitions of businesses and not acquisition of assets due to the nature of the revenue remaining unchanged before and after the acquisitions even though there was no assurance of revenue continuing as no subscriber was under any contractual obligation to continue as an Omnicity subscriber and in fact revenue has dropped off dramatically being replaced by revenue from our own marketing initiatives.

As a preamble to our analysis, in the United States today there are several thousand small wireless internet service providers (WISPS). Very few of these businesses are profitable and would be classified by the industry as "hobby businesses". Many have originated out of an individual proprietor interested in radio communications (Often Ham Radio Operators) extending their interests to become a WISP. We would like to point outoted that.

We completed our reverse merger on February 17, 2009 and filed an 8K on February 21, 2009. Contained in that 8K the Company disclosed four Asset Purchase
Agreements, 3 of which subsequently closed and one was abandoned. The three Asset Purchase Agreements closed prior to fiscal year ending July 31, 2009 were ND Wave, Forepoints Networks and North Central Communications. A lengthy description of each of these acquisitions was contained in the 8K filing and disclosed to the public. In accordance with the tests under Rule 8-04 and 8-05 of Regulation SX and in comparison with the Company's balance sheet and operations as at and for the year ended July 31, 2008 these acquisitions required two year or one year audits.

ANALYSIS OF EACH ACQUISITION CLOSED DURING FISCAL 2009:

     NDWAVE

     NDWave was Omnicity's first WISP acquisition and in accordance with Rule 8-04 and 8-05 of Regulation SX required a two year audit. At the closing of NDWave's Asset Purchase Agreement, NDWave had no employees and was operated as a sole proprietorship. The proprietor had operated as such co-mingling the business funds and personal funds to get the owner's hobby off the ground. NDWave grew rapidly to the point that it needed to invest heavily to expand its network and market to households within range of its network. The proprietor decided to sell the network assets and associated subscribers to Omnicity. We did not consider the operation, at the time of purchase, as a business. The owner could not provide a balance sheet or income statement associated with the operation. The Asset Purchase Agreement targeted the infrastructure which had the ability to service a large surrounding area of which only 4% were signed up as subscribers. Omnicity put considerable effort in collecting evidence of the actual assets being purchased, but not into the profitability or the historical record keeping of the proprietor's business or financial position.

     The subsequent acquisitions after NDWave fit this same model. On their own initiatives they were not profitable and each one, in its own way, lacked the resources to clearly provide large enough scale to provide full-time staff to handle accounting needs, thus making auditable records both unavailable then, and impractical and extremely cost prohibitive now to recreate.

     FOREPOINTS NETWORKS AND NORTH CENTRAL COMMUNICATIONS

     These Asset Purchases were done in the same manner as NDWave.

     CUE CONNEX

     No audit required due to size of acquisition in accordance with the significance tests under Rule 8-04 and 8-05 of Regulation SX.

ANALYSIS OF EACH ACQUISITION CLOSED DURING THE PERIOD ENDED MARCH 31, 2010:

     AAA WIRELESS, INC.

     Not required for audit as it was Asset Purchase done through bankruptcy court with very minimal revenues.

     CLINTON COUNTY WIRELESS

     No audit required due to size of acquisition in accordance with the significance tests under Rule 8-04 and 8-05 of Regulation SX.

     USPPP, INC.

     No audit required due to size of acquisition in accordance with the significance tests under Rule 8-04 and 8-05 of Regulation SX.

     BRIGHT CHOICE

     No audit required due to size of acquisition in accordance with the significance tests under Rule 8-04 and 8-05 of Regulation SX.

In closing, the financial records associated with each Asset Purchase are non-existent, incomplete or not available to the Company to have its auditors perform audits. The cost of attempting to recreate auditable records would be extremely prohibitive. In connection with audited information required to be lodged in an 8K filing and looking back at the bundle of closed asset acquisitions to date in comparison to the size of the consolidated assets and revenues the Company has currently, each acquisition is relatively small in comparison.

We hereby request a waiver with respect to the audit requirement pursuant to Rule 11-01(d) of each acquisition requiring an audit.

We sincerely hope and trust that the foregoing is clear and satisfactory in this matter. The Company has found the Staff of the SEC helpful in their guidance. Should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact me at (604) 646-1563 at any time.

We thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Don Prest"

Don Prest, CFO

Omnicity Corp.